Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 6, 2021

Relating to Preliminary Prospectus Supplement dated October 6, 2021 and

Prospectus dated January 29, 2020

Registration No. 333-235532

PennantPark Floating Rate Capital Ltd.

$85,000,000

4.25% Notes due 2026

PRICING TERM SHEET

October 6, 2021

The following sets forth the final terms of the 4.25% Notes due 2026 and should only be read together with the preliminary prospectus supplement, dated October 6, 2021, together with the accompanying prospectus, dated January 29, 2020, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	PennantPark Floating Rate Capital Ltd. (“PFLT”)

Security:	4.25% Notes due 2026 (the “Notes”)

Series of Notes:	The Notes are a further issuance of the $100,000,000 aggregate principal amount of 4.25% Notes due 2026 issued by PFLT on March 23, 2021 (the “Existing Notes”). The Notes will be treated as a single series with the Existing Notes under the indenture, dated March 23, 2021 (the “Base Indenture”), as supplemented by the first supplemental indenture, dated March 23, 2021, between PFLT and American Stock Transfer & Trust Company, LLC, as trustee, and will have the same terms as the Existing Notes, other than the issue date and offering price. The Notes offered hereby will have the same CUSIP number as the Existing Notes and will be fungible and rank equally with the Existing Notes. Upon the issuance of the Notes offered hereby, the outstanding aggregate principal amount of PFLT’s 4.25% Notes due 2026 will be $185,000,000.

Rating (Egan-Jones)*:	BBB

Trade Date:	October 6, 2021

Settlement Date:

October 12, 2021 (T+3)

PFLT expects that delivery of the Notes will be made to investors on or about October 12, 2021, which will be the third business day following the date of pricing of the notes (such settlement cycle being herein referred to as (“T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing should consult their own advisor.

Aggregate Principal Amount Offered:	$85,000,000

Maturity Date:	April 1, 2026

Benchmark Treasury:	0.875% due September 30, 2026

Benchmark Treasury Price and Yield:	99-14+ / 0.988%

Spread to Benchmark Treasury:	+288.7 basis points

Yield to Maturity:	3.875%

Price to Public (Issue Price):	The Notes will be issued at a price of 101.45% of their principal amount, plus Aggregate Accrued Interest (as defined below)

Aggregate Accrued Interest:	$110,381.94 of aggregate accrued interest from October 1, 2021 up to, but not including, the date of delivery of the Notes offered hereby (the “Aggregate Accrued Interest”).

Coupon (Interest Rate):	4.25%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2022

Make-Whole Redemption:

Equal to the greater of the following amounts:

•  100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points, plus, in each case, accrued and unpaid interest to, but not including, the redemption date; provided, however, that if PFLT redeems any Notes on or after January 1, 2026 (the date falling three months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the date of redemption

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	70806A AA4

ISIN:	US70806AAA43

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Keefe, Bruyette & Woods, Inc. Truist Securities, Inc.

Co-Managers:	JMP Securities LLC Ladenburg Thalmann & Co. Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of PFLT before investing. The preliminary prospectus supplement, dated October 6, 2021, and the accompanying prospectus, dated January 29, 2020, each of which have been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about PFLT and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of PFLT and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

PFLT’s shelf registration statement is on file with, and has been declared effective by, the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. Before you invest, you should read the preliminary prospectus supplement, dated October 6, 2021, the accompanying prospectus, dated January 29, 2020, and other documents PFLT has filed with the SEC for more complete information about PFLT and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PFLT, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from any of the following: Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 1-212-902-9316 or email: prospectus-ny@ny.email.gs.com; Keefe, Bruyette & Woods, A Stifel Company, Attn: Prospectus Department, 787 Seventh Avenue, Fourth Floor, New York, NY 10019, telephone: 1-800-966-1559, facsimile: 1-212-581-1592 or email: USCapitalMarkets@kbw.com; and Truist Securities Inc., Attn: Prospectus Department, 303 Peachtree Road, Atlanta, GA 30308, telephone: 1-800-685-4786 or email: TSIDocs@Truist.com.

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